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                              July 27, 2022

       Mike Logozzo
       Chief Financial Officer
       ReAlpha Asset Management, Inc.
       6515 Longshore Loop, Suite 100
       Dublin, OH 43017

                                                        Re: ReAlpha Asset
Management, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 3
                                                            Filed July 15, 2022
                                                            File No. 024-11523

       Dear Mr. Logozzo:

             We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Post Qualification Amendment No. 3 to Offering Statement on Form 1-A, filed July 15, 2022

       Legal Proceedings
       Massachusetts Consent Order, page 42

   1. We note your response to comment 2. Given that you entered into a consent order neither admitting nor denying
the facts or allegations in the consent order, please revise the third paragraph to identify
only acts, practices, and facts set forth in the consent order.
               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 Mike Logozzo
ReAlpha Asset Management, Inc.
July 27, 2022
Page 2



        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Austin Wood at 202-551-5586 or Brigitte Lippmann at 202-551-3713 if
you have questions.



                                                          Sincerely,
FirstName LastNameMike Logozzo
                                                          Division of
Corporation Finance
Comapany NameReAlpha Asset Management, Inc.
                                                          Office of Real Estate
& Construction
July 27, 2022 Page 2
cc:       Molly Brown, Esq.
FirstName LastName